

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2022

Nestor Jaramillo, Jr.
Chief Executive Officer
Nuwellis, Inc.
12988 Valley View Road
Eden Prairie, MN 55344

   Re: Nuwellis, Inc.
     Registration Statement on Form S-1
     Filed September 9, 2022
     File No. 333-267368

Dear Mr. Jaramillo:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Ada D. Sarmento at 202-551-3798 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Life Sciences

cc: Phillip D. Torrence, Esq.